November 12, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:    Anuja A. Majmudar, Attorney-Advisor

            Loan Lauren Nguyen, Legal Branch Chief

Re: Zanite Acquisition Corp. Registration Statement on Form S-1 Filed October 22, 2020 File No. 333-249618

Ladies and Gentlemen:

On behalf of our client, Zanite Acquisition Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-1 filed on October 22, 2020 (the “Registration Statement”), contained in the Staff’s letter dated November 2, 2020 (the “Comment Letter”).

Each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1 to the Registration Statement as filed on November 10, 2020 (“Amendment No. 1”). Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-1 Filed October 22, 2020

Risk Factors, page 58

Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits, page 58

1.

You state here and on page 130 that the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Please reconcile this statement with your additional disclosure on page 130 that “the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, other employees or agents.”

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 61 and 134 accordingly.

United States Securities and Exchange Commission

November 12, 2020

Management

Senior Advisor, page 103

2.

We note that Mr. Sugar will serve as senior advisor and that you currently expect him to assist you in sourcing and negotiating with potential business combination targets, although he has no written advisory agreement with you. We further note disclosure on page 80 that you may pay a finder’s fee for identifying an initial business combination but “[i]n no event, however, will [y]our sponsor or any of [y]our existing officers or directors, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation by the company prior to, or for any services they render in order to effectuate, the completion of our initial business combination (regardless of the type of transaction that it is).” As it relates to your senior advisor, please disclose whether you intend to pay any consulting fees or other compensation to Mr. Sugar.

Response: The Company does not intend to pay any consulting fees or any other compensation to Mr. Sugar and has revised its disclosure on pages 27, 84, 109, 115 and 120 accordingly.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Steven H. Rosen, Zanite Acquisition Corp.